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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68220

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2019**   AND ENDING   **DECEMBER 31, 2019**

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TNCP, LLC**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

9 WEST BROAD STREET, SUITE 510
(No. and Street)

STAMFORD	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDERICK ROSSETTI   **203-604-2007**

                                                 (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ **FREDERICK ROSSETTI** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **TNCP, LLC** _____ , as of _____ **DECEMBER** _____ **31,** _____ **2019** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
Susan Detorres
Notary Public-Connecticut
My Commission Expires
October 31, 2023
```



_____
Signature

PRESIDENT
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of TNCP, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TNCP, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TNCP, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) TNCP, LLC stated that TNCP, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TNCP, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TNCP, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

January 21, 2020

TNCP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets		
Cash	$	238,888
Accounts receivable, net		59,493
Prepaid expenses		721
Total Assets	$	299,102
Liabilities and Member's Equity		
Due to member	$	96,654
Total Liabilities		96,654
Member's equity		202,448
Total Liabilities and Member's Equity	$	299,102

See Notes to Financial Statements.

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: TNCP, LLC (the "Company") is a limited liability company organized under the Laws of the state of Delaware on March 26, 2009. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on October 1, 2009. The Company's revenue is derived from fees associated with advising clients on mergers and acquisitions and raising capital. The Company is a wholly-owned subsidiary of TrueNorth Capital Partners LLC (the "Sole Member").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents: For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2019, the Company had no uninsured cash balances.

Accounts Receivable: Accounts receivable consist of fees due from customers in the amount of $59,493, all of which are collectible in full.

Revenue from contracts with customers: Revenues from contracts with customers are comprised of investment banking and advisory fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided. The Company identifies the specific performance obligation associated with the contract with the customer and determines when that specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation.

Income taxes: The Company is organized as a Limited Liability Company and any income or loss flows through to the Sole Member of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $142,234, which is $135,790 in excess of its required net capital of $6,444.

Note 3.   Related Party Transactions

The Company is allocated a portion of the shared general and administrative expenses of its Sole Member. These expenses are allocated monthly under an Expenses Sharing Agreement dated October 1, 2009. Under this Agreement, personnel costs and benefits, rent, office equipment and supplies, postage, telephone, technology expenses, office insurance and other shared expenses are allocated based on the percentage of revenues each company generates. For the year ended December 31, 2019, the Company was allocated expenses totaling $488,612 which are classified in their respective expense categories in the statement of operations. The amount due to member totaled $96,654 for the year ended December 31, 2019.

Note 4.   Concentrations

Six major customers accounted for 74% of total revenues earned during the year ended December 31, 2019.

Note 5.   Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions. The Company's income tax returns for the years ended December 31, 2016, 2017 and 2018, respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Note 6.   Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7.   Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on January 21, 2020 and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.